Valhi, Inc.
                          5430 LBJ Freeway, Suite 1700
                               Dallas, Texas 75240


                                  July 13, 2005


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:    Valhi, Inc.
                File No. 1-5467
                Annual Report on Form 10-K for the year ended December 31, 2004 Quarterly Report on Form 10-Q for the quarter ended March
                31, 2005

Ladies and Gentlemen:

     The following are the responses of Valhi, Inc. ("Valhi") to the comments contained in the Staff's comment letter dated June 20, 2005 (the "Comment Letter") concerning the above-referenced periodic reports. The responses are numbered to correspond to the numbers of the Comment Letter.

1. We note the materiality of receivables and inventories to your total assets. We also note the material impact that changes in these accounts had on your operating cash flows, both at 12/31/04 and at 3/31/05. It does not appear that the changes in these accounts are attributable solely to the corresponding increase in net sales. In this regard we note that the ratio of accounts receivable to quarterly net sales has materially increased since 12/31/03 whereas the corresponding inventory ratio has materially decreased. In future filings please expand the liquidity section of your MD&A to quantify the receivable and inventory turnover ratios for each period presented. Material variances should be explained in the filing pursuant to the guidance in Instructions 4. and 5. to Item 303(a) of Regulation S-K.

     In Valhi's future filings with the Commission, we will disclose in MD&A the requested receivable and inventory turnover ratios for each of our chemicals and component products segments, and discuss any material changes in such ratios for each period presented.

2. Both the critical accounting policies section of MD&A, and the accounting policies footnote to your financial statements, disclose the existence of an allowance for obsolete and slow-moving inventories. However, this account balance is not disclosed in the inventory footnote (Note 6) or in
     Section II. In future filings, please disclose the activity in this account pursuant to Article 12-09 of Regulation S-X.


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Securities and Exchange Commission
July 13, 2005
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     While Valhi had not previously  disclosed the activity in its allowance for obsolete and slow-moving inventories in Schedule II because Valhi did not believe it was material, Valhi will disclose the activity in its allowance for obsolete and slow-moving inventories in its future filings with the Commission in Schedule II pursuant to Article 12-09 of Regulation S-X.

3. We note the inclusion of a subtotal on your Income Statements that readers may interpret as being analogous to operating income. Such amount is $56,420 at 12/31/04. This balance includes interest and dividend income as well as interest expense and therefore is not consistent with the guidance in Article 5-03 of Regulation S-X. To facilitate comparability with other similar public companies, in future filings, please either reclassify such accounts as non-operating or delete the subtotal.

     In Valhi's future filings with the Commission, we will delete the indicated subtotal.

4. We note that the cash dividends paid to minority shareholders are classified as financing activities in your Statements of Cash Flows. This presentation had a 14% impact on the financing cash flows balance in your 3/31/05 Statement of Cash Flows. Given that the minority interests in the earnings of a subsidiary reduce consolidated net income, and that dividends to minority owners are the payout of amounts previously deducted from consolidated net income and carried as a credit on the consolidated balance sheet, it appears that, like interest paid on other sources of financing, dividends paid to minority owners should be classified as operating cash flows. The difference between the minority interest in the net income of a subsidiary and the dividends paid to minority owners would be a reconciling item between consolidated net income and net cash flows from operations. Please tell us your basis for your presentation.

     Paragraph 20(a) of SFAS No. 95 states that dividends paid to owners are classified as a component of financing activities, and makes no distinction between noncontrolling, or minority, owners and controlling owners. FASB Concept Statement No. 6 uses the term owner to include both controlling and noncontrolling owners. See, for example, paragraphs 60 through 63 (and the footnotes thereto) and paragraph 254 of FASB Concept Statement No. 6.

     Dividends paid to noncontrolling owners are classified as a component of financing activities in the separate financial statements of the applicable subsidiary, under the guidance in paragraph 20(a) of SFAS No. 95. It would be inconsistent for those dividends to be classified as a component of financing activities in the separate financial statements of the applicable subsidiary, while at the same time have those dividends be classified as a component of operating activities in the financial statements of the applicable subsidiary's parent company.

     We also do not believe it is appropriate to analogize interest paid on indebtedness with distributions paid to noncontrolling owners. With respect
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Securities and Exchange Commission
July 13, 2005
Page 3

     to indebtedness, there is generally a formal requirement to pay interest. With respect to the noncontrolling ownership interests reflected in Valhi's consolidated financial statements, payments of dividends is discretionary at the option of the applicable board of directors and there is no requirement that dividends be paid. Additionally, paragraph 254 of FASB Concept Statement No. 6 notes that noncontrolling interests do not represent liabilities, as they do not represent present obligations of the enterprise to pay cash or distribute other assets to noncontrolling/minority owners.

     Therefore, for all of the reasons noted above, Valhi believes that cash dividends paid to minority (or noncontrolling) shareholders are properly classified as a component of financing activities in accordance with SFAS No. 95.

5. Note 5 to the 12/31/04 financial statements describes a $170 million equity investment in Amalgamated Sugar Company LLC. Notes 8 and 10 describe a $118 million loan/interest receivable and a $250 million loan payable from/to Snake River Sugar Company. We understand that Snake River Sugar Company is the other equity member in the LLC. In a letter of supplemental information, please clarify certain issues regarding these arrangements.

     Under separate letter, we have supplementally provided the Staff with our responses to Comments Nos. 5.1, 5.2, 5.3, 5.4, 5.5, 5.6 and 6.

5.1 In 1997 the carrying value of the asset was increased from $34 million to $170 million. The gain was recorded in the other comprehensive income account in the equity section. Please explain to us how you determined that the fair value of the LLC equity investment was readily determinable and therefore subject to the "available for sale" accounting model. It appears that the equity interest does not meet the criteria in paragraph 3.a of SFAS 115. Instead, it appears that the LLC equity investment should have been accounted for under the equity method pursuant to APB 18 and the analogous guidance in SOP 78-9. It is not clear how you determined that you did not have significant influence over the operating and financial policies of the LLC given your ability to take control of the LLC if member distributions (and presumably operating performance) decreased to certain levels. We also note your substantial veto rights concerning material investing and financial activities of the LLC. The guidance in EITF 3-16 also appears relevant to this issue. Please provide an analysis of these issues at they pertain to both your original accounting for the LLC equity interest and to your current accounting for this asset.

     Under separate letter, we have supplementally provided the Staff with our response to this Comment.

5.2 If this investment were accounted for under the equity method, separate financial statements of the LLC may be required pursuant to Article 3-09 of Regulation S-X. In this regard we note the materiality of your member distributions relative to your pre-tax income. Please tell us your consideration of this issue.
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Securities and Exchange Commission
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Page 4

     Under separate letter, we have supplementally provided the Staff with our response to this Comment.

5.3 Please clarify for us why the LLC equity interest is characterized as "non-voting" given that Article 6.2 of the 1/3/97 Company Agreement appears to indicate the existence of voting rights.

     Under separate letter, we have supplementally provided the Staff with our response to this Comment.

5.4 Please clarify for us the ownership percentage you have in the net assets of the LLC.

     Under separate letter, we have supplementally provided the Staff with our response to this Comment.

5.5 Please explain to us the percentage of LLC losses that would be allocated to your equity interest i.e. 50%; 95%; etc.

     Under separate letter, we have supplementally provided the Staff with our response to this Comment.

5.6  Please tell us whether you are obligated to fund LLC losses. Please address
     any   circumstances   that  would  require  you  to  remit  cash  or  other
     consideration to the LLC.

     Under separate letter, we have supplementally provided the Staff with our response to this Comment.

6. Note 19 to the 12/31/04 financial statements discloses that FIN46R implementation did not materially impact that financial statements. In a letter of supplemental information, please clarify for us how you determined that consolidation of the LLC is not required. We may have further comment.

     Under separate letter, we have supplementally provided the Staff with our response to this Comment.

7.   Please note that your file number is 333-48391, not 1-5467.

     File No. 333-48391 relates to Valhi's Registration Statement on Form S-8, filed with the Commission on March 20, 1998, related to the Valhi, Inc. 1997 Long-Term Incentive Plan. We became aware in March 2003, concurrent with the filing of Valhi's Annual Report on Form 10-K for the year ended December 31, 2002, that the Commission's EDGAR system began to improperly associate the 333-48391 file number, and not the correct 1-5467 file number, with Valhi's periodic Form 10-K and 10-Q filings. Valhi contacted the EDGAR help desk to inquire about this, but the individual to whom we spoke indicated this was not a problem and nothing we should be concerned about. Please note that Commission's EDGAR system reflects the correct
     1-5767  file  number  for  Valhi's  Quarterly  Report  on Form 10-Q for the
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     quarter ended September 30, 2002, filed with the Commission on November 14,
     2002, and for each Form 10-K and 10-Q filed previously thereto. Therefore, Valhi believes its correct periodic report file number is 1-5467.



     Valhi acknowledges that:

     o Valhi is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

     o Valhi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



     If you have any questions regarding the foregoing, please feel free to contact the undersigned at 972-450-4261.

                                     Very truly yours,



                                     Bobby D. O'Brien
                                     Vice President and Chief Financial Officer



CC:   Nilima N. Shah, Accounting Branch Chief, Division of Corporation Finance

      Al Pavot, Division of Corporation Finance